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                                                                       Exhibit B

                                Year-End Earnings
                             Analyst Conference Call


                                  7:30 a.m. CST
                            Wednesday, March 29, 2000








                              Suggested Remarks for
                                David C. Wittig,
                                   Bill Moore
                                 and Jim Martin
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           JAM: Good morning . . . I'm Jim Martin.

           We appreciate your interest in discussing Western Resources' year-end earnings and corporate structure changes we have in mind to unlock the value of our company's assets.

           Joining us on the call this morning from Western Resources are . . .

 . David Wittig, chairman, president and CEO; and, . Bill Moore, executive vice president and chief financial officer.

                                     [Pause]

           Before we begin, I'd like to remind you that certain matters discussed in our remarks today are "forward-looking statements."

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           The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability.

           Forward-looking statements may include words like we "believe", "anticipate," "expect" or words of similar meaning. Forward-looking statements describe our future plans, objectives, expectations, or goals and includes the financial estimates and assumptions referred to later.

           Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rate and other regulatory matters, achievement of anticipated cost savings, possible corporate restructurings, mergers, acquisitions, dispositions, liquidity and capital resources, interest and dividend rates, environmental matters, changing weather, nuclear operations, ability to enter new markets successfully and

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

capitalize on growth opportunities in nonregulated businesses, events in foreign markets in which investments have been made, and accounting matters.

           Our actual results may differ materially from those discussed here. See the company's and Protection One's 1999 Annual Report on Form 10-K and current reports on Form 8-K for further discussion of factors affecting the company's and Protection One's performance.

           Western Resources disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this teleconference.

           As always, we welcome your questions at the conclusion of our remarks today, but please be aware that we have only one hour scheduled for this conference call.

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

           With that said, I'd like to turn the call over to David Wittig. David . . .

                                     [Pause]

           DCW: Thanks, Jim.

           Earlier this morning, we announced our plans to separate Western Resources into two publicly traded entities, Westar Energy -- which will contain our current regulated electric utility property and Westar Capital -- which will include our non-electric businesses, including our ownership in Protection One, ONEOK, Paradigm Direct, Protection One Europe and other assets.

           We also announced our dividend strategy and released fourth quarter and year-end '99 earnings.

           We'd like to talk about these developments and discuss our plans for 2000 and beyond. We'll take your questions at the conclusion of our remarks.

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

                                     [Pause]

           First, let's talk about the restructuring.

           Our goal in creating two separate companies is to unlock the value of our electric utility asset and give the marketplace an opportunity to invest in the "pure-play" electric utility and/or the non-electric business investment, offering a different risk/reward potential.

           We recognize that while the assets of the total company are strong, they have different growth, financial, and business profiles and are evaluated differently by investors. We believe our restructuring gives the financial community and shareholders a clearer understanding of where the value lies and how to value our assets in the market.

                                     [Pause]

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

           Westar Energy, the regulated ELECTRIC COMPANY, will be comprised of two electric utilities, KPL and KGE, that provide electric service to approximately 628,000 customers in Kansas. The non-electric business, which will be renamed later and referred to today as Westar Capital, will be comprised of the approximate 85% ownership interest in Protection One; our 45% ownership interest in ONEOK, Inc.; Protection One Europe; Paradigm Direct and other investments.

           Some of our shareholders have expressed a desire for the company to be structured in a way to provide greater focus on a line of business, specifically a desire to have the company return to its core business as strictly an electric utility. A very similar structure would have been created had the KCPL transaction been completed.

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

           For investors seeking the profile and income of a utility investment, and the opportunity for a growing dividend, Westar Energy will be comprised of two solidly performing electric utilities located in stable markets.

           Investors in Westar Capital, the non-electric business, will share in the growth potential of the company, which will have strong cash flow as a result of the ONEOK ownership position, and the opportunity for growth in the business of Protection One. The transaction is expected to be completed prior to year-end 2000.

           Now, I'd like to recap the year. Let's start with . . . Electric business highlights:
-----------------------------

 . Wholesale electricity sales were up more than 16 percent in 1999 over 1998.

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

 . Power marketing activities added $0.18 per share to 1999 earnings.

 . Regarding power generation, we added 147 megawatts of peaking generation, with additional purchases from the City of McPherson facilities and the reactivation of a natural gas steam unit at our Neosho plant near Parsons, Kansas.

 . Through construction of three new natural-gas units at KGE's Gordon Evans
  Energy Center, and our partnership with Empire District Electric in the State Line Plant near Joplin, we plan to add 148 megawatts in 2000, and another 350 megawatts in 2001. We should be well prepared to handle our native load, peak demands and take advantage of power marketing opportunities.


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

Let's move to our natural gas investment:
----------------------------------------

 . In 1999, we completed the second full year of our ONEOK investment. ONEOK increased their annual common dividend by $0.04 cents in 1999, which in turn increased our preferred dividend by $0.06 cents per share.

 . Though their plans to combine with Southwest Gas have been called off, ONEOK continues to grow their company through acquisitions on the unregulated side of their company. Notably, their recent agreements to acquire significant storage, transmission, gathering and processing assets in the mid-continent region from Dynegy, Inc and Kinder Morgan, Inc.


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

Moving to our monitored services investment -- Protection One . . .
-------------------------------------------------------------------

 . On an earnings per share basis, Protection One did not achieve their goals in 1999. Changes in the customer account amortization rates required us to record larger losses for Protection One on Western's statements despite the fact that these charges have no cash impact on Western.

 . Protection One continues to move aggressively to turn its results around.
  Protection One has enhanced customer service and retention of customers. Attrition for the fourth quarter 1999 improved to 14.7% on an annualized basis and Protection One expects attrition to be lower in the first quarter 2000.

 . Earlier this month, Western Resources purchased the Continental European (CET) and United Kingdom


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  operations, collectively the "European operations," and certain other assets of Protection One for $244 million.

 . Under the agreement, Western Resources paid approximately $183 million in cash and transferred to Protection One debt securities with a market value of approximately $61 million. Cash proceeds from the transaction were used to reduce the outstanding balance owed to Western Resources on Protection One's revolving credit facility.

 . In addition, the companies finalized an amendment to the credit facility for Protection One which reduced the facility to $115 million, down from $250 million.

 . Regarding the growth model for Protection One, they have reduced the reliance on the more expensive dealer model, one that added customers at an average of 35 MRR at its peak. The new model now focuses on


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  dealers who are paid a lower multiple, internal sales growth in selected markets and Paradigm Direct. Through these channels, Protection One is adding customers at a lower multiple.


Regarding our dividend policy . . .
-----------------------------

 . Our board of directors has authorized the adoption of a policy of annual cash dividends on common stock of $1.20 per share effective with the anticipated dividend payment in July 2000. This is a decrease from our current $2.14 annual cash dividend on common stock.

 . The $1.20 annual dividend also is anticipated to be the annual dividend policy for the electric utility -- Westar Energy -- following the restructuring.

                                     [Pause]

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

  DCW: Let's turn now to 1999 earnings. For those details, I'd like to turn it over to Bill Moore. Bill . . .

  WBM: Thanks, David.

  Total operating earnings for 1999 were $99 million, or $1.48 per share, as compared with $127 million, or $1.94 per share in 1998.

  Reported earnings for 1999 were $11.3 million or $0.17 per share, versus $44.2 million or $0.67 per share for 1998. Earnings for 1999 include one-time costs associated with the company's merger-related activities, marking investments to market, and adoption of an accelerated method to amortize customer accounts at Protection One.

                                    [Pause]

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

           In reviewing the year's financial results, it is easier if the earnings are separated by lines of business and between ongoing operations and non-recurring income.

           Let's start with ELECTRIC RESULTS:

           The 1999 earnings for the electric business were $147 million or $2.19 per share.

           The electric earnings were hindered by milder-than-normal weather, which was more than offset by our wholesale marketing activities and outstanding performance by our generating units.

           1999 electric EBITDA was $501 million with operating cash flow of approximately $314 million or $4.68 per share. (Operating cash flow defined as earnings + utility depreciation + goodwill amortization.)

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

           Adjusted earnings (defined as earnings plus goodwill) were $167.1 million or $2.49 per share.


           Moving to the NATURAL GAS segment:

           The 1999 earnings for our ONEOK investment were $38 million or $0.57 per share.
           Cash flow for 1999 amounted to $36 million, or $0.54 per share.


           Regarding our MONITORED SERVICES investment:

           Our share of 1999 earnings from our monitored services operations were $(47.9) million or $(0.71) per Western share.

           EBITDA in this business was $207 million in 1999.

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

                                     [Pause]

           Regarding unallocated debt and other . . .

           Interest cost on unallocated debt net of other was $0.57 per share. The interest costs on unallocated debt represent interest on our consolidated debt which is not allocated to either electric operations nor to Protection One.

           Non-recurring items were $(1.31) per share in 1999. These items include a $(0.69) per share loss in marking to market certain investments; $(0.16) per share for costs associated with the company's KCPL merger-related activities, and $(0.32) per share for a change in amortization at Protection One.
           I should point out, however, that the company has been liquidating non-strategic holdings and expects to


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have approximately $100 million in pre-tax gains in the first quarter 2000.


                                    [Pause]

Now. . . I'd like to offer you a description of the restructuring transaction we announced this morning . . .

           As you have heard, by the end of this year, we anticipate closing a transaction that splits the existing company into two separate publicly traded entities. We are not commencing an exchange offer today. The offer will be made later this year by a prospectus, which will contain important information that Western Resources shareholders will need to make a decision.

           Western Resources anticipates filing a registration statement with the SEC to register the Westar Capital shares. Upon this registration statement going effective

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and the exchange offer commencing, which we expect to be 3 to 4 months after filing, Western Resources shareholders will have a choice.

           They can:

           1) either submit some or all shares in exchange for shares in the non-electric company; or,

           2) not submit their shares and remain electric utility shareholders.

           The exchange rate is expected to be one-for-one and will finally be set at the time of the commencement of the offer. Our goal is to have the exchange offer completed by year-end 2000. No shareholder vote approval is required.

           It is our goal to have between approximately 29 million and 37 million shares of Western Resources stock submitted for exchange into shares of Westar Capital.

                                     [Pause]

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

           WBM: Let me explain further the make-up of the two new entities. The non-electric company will include the company's 85% ownership in Protection One, the company's 45% ownership in ONEOK, the European security business, ownership in Paradigm Direct, and nonregulated generating assets.

           Finally, the non-electric company will have a warrant to purchase up to 19.9% of the outstanding Westar Energy common stock. The exercise price will be equal to the estimated trading value of Westar Energy at the time the exchange offer commences. The implied valuation of the warrant is $30-$40 million.
                                     [Pause]

           Westar Energy, the ELECTRIC COMPANY, on the other hand, will own the regulated electric assets currently comprised of our KPL division and our KGE subsidiary.

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The annual common dividend, which was just announced to be $1.20 commencing with the July 2000 dividend, is anticipated to remain the same upon completion of the exchange offer. The consolidated debt of Westar Energy is expected to be reduced from $3.9 billion to approximately $3.0 billion.

           Upon completion of the transaction, the electric company intends to issue approximately $300 million in equity.

           Finally, with regard to the TAX CONSEQUENCES:

           There are no tax implications for shareholders who do not participate in the exchange offer. Shareholders who choose to participate in the exchange offer will have a gain or loss depending on the original cost of their Western Resources shares. Shareholders should consult their tax advisor for their specific situation.

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

           With that as a framework, I'll turn it back over to Jim . .


                                     [Pause]

           JAM: I want to remind you that the exchange offer of Westar Capital shares for Western Resources shares has not yet commenced. This analyst call does not constitute an offer to sell or exchange any securities. Any offer will be made pursuant to a registration statement and a tender offer statement to be filed with the SEC. Western Resources shareholders are urged to read the registration statement, and the tender offer statement when they are available because they will contain important information relating to the offer. A prospectus relating to the offer will be disseminated to all Western Resources shareholders. Shareholders will also be able to obtain the registration statement, the tender offer statement and other filed


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documents for free at the Internet website maintained by the SEC at
http://www.sec.gov. In addition, Western Resources will make the filed documents
-------------------
available for free to Western Resources shareholders.

           With that... we're open to your questions.

                          [Question and Answer Session]

           DCW: This concludes our call.

           If we at Western Resources can offer any follow-up on our phone call this morning, please contact Jim Martin at (785) 575-6549. Or to listen to a play-back of this call, dial 303-590-3000 -- reservation number 695235 -- through April 5, 2000.

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